SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS	3

FORWARD-LOOKING STATEMENTS	3

SIGNATURES	5

EXHIBITS

Exhibit Number

1	Announcement in relation to Establishment of RMB10,000,000,000 Medium Term Note Programme of China Unicom (Hong Kong) Limited dated April 4, 2014.

2	Notice of Listing on the Stock Exchange of Hong Kong Limited the RMB10,000,000,000 Medium Term Note Programme of China Unicom (Hong Kong) Limited dated April 4, 2014.

FORWARD-LOOKING STATEMENTS

The announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in the announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 7, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. This announcement is not, and is not intended to be, an offer of securities of the Company for sale, or the solicitation of an offer to buy securities of the Company, in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. This announcement and the information contained herein are not for distribution, directly or indirectly, in or into the United States. No public offer of the securities referred to herein is being or will be made in the United States.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

VOLUNTARY ANNOUNCEMENT

ESTABLISHMENT OF RMB10,000,000,000 MEDIUM TERM NOTE PROGRAMME

The Board is pleased to announce that the Company has on 3 April 2014 established the Programme under which it may offer and issue Notes in series of aggregate principal amount of up to RMB10,000,000,000 to professional investors outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act. There will be no public offering of the Notes issued under the Programme in Hong Kong, the United States or any other jurisdiction.

The Company has appointed Bank of China, CICC HK Securities, J.P. Morgan and Nomura as the arrangers under the Programme.

Since the Company may or may not proceed with drawdown(s) under the Programme, the timing of drawdown(s) (if any) is uncertain. In addition, as the terms of each drawdown may vary within the parameters set out in the Programme, shareholders of the Company and prospective investors are advised to exercise caution when dealing in the securities of the Company.

ESTABLISHMENT OF THE PROGRAMME

The Board is pleased to announce that the Company has on 3 April 2014 established the Programme under which it may offer and issue Notes of aggregate principal amount of up to RMB10,000,000,000 to professional investors outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act. Notes will be issued in series with different issue dates and terms. Notes issued under the Programme will be denominated in Renminbi. There will be no public offering of Notes issued under the Programme in Hong Kong, the United States or any other jurisdiction.

An announcement will be made by the Company for the listing of the Programme and permission to deal in any Notes to be issued under the Programme thereunder within 12 months after 3 April 2014 by way of debt issues to professional investors (as defined in the SFO) only on the Stock Exchange. In relation to any issue of the Notes, the Company has the option to agree with the relevant dealer(s) to list the Notes on the Stock Exchange or any other stock exchange.

The Company has appointed Bank of China, CICC HK Securities, J.P. Morgan and Nomura as the arrangers under the Programme by way of a programme agreement dated 3 April 2014.

The Company currently intends to use the net proceeds from each issue of the Notes issued under the Programme for the Company’s working capital and general corporate purposes.

The Board is pleased to add that the Programme is to make available a platform to enhance the flexibility and efficiency of the Company for future funding or capital management. It is designed to allow Notes to be drawndown from time to time and the Company has no current intention to drawdown the entire amount of the Programme. The principal amount and timing of drawdown(s) of Notes under the Programme are dependent on several factors, including but not limited to, market conditions and the funding needs of the Company.

Since the Company may or may not proceed with drawdowns under the Programme, the timing of drawdown(s) (if any) is uncertain. In addition, as the terms of each drawdown may vary within the parameters set out in the Programme, shareholders of the Company and prospective investors are advised to exercise caution when dealing in the securities of the Company.

2

DEFINITIONS

In this announcement, the following expressions have the meaning set out below unless the context otherwise requires:

“Bank of China”	comprising Bank of China Limited and Bank of China (Hong Kong) Limited

“Board”	the board of directors of the Company

“CICC HK Securities”	China International Capital Corporation Hong Kong Securities Limited

“Company”	China Unicom (Hong Kong) Limited, whose shares are listed on the main board of the Stock Exchange

“J.P. Morgan”	J.P. Morgan Securities (Asia Pacific) Limited

“Nomura”	Nomura International plc

“Notes”	notes that may be offered and issued by the Company under the Programme

“Programme”	the medium term note programme in a principal amount of up to RMB10,000,000,000 established by the Company on 3 April 2014

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“U.S. Securities Act”	the United States Securities Act of 1933, as amended

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 4 April 2014

3

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive	:	Cheung Wing Lam Linus, Wong Wai Ming,
directors		John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny

4

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. This announcement is not, and is not intended to be, an offer of securities of the Company for sale, or the solicitation of an offer to buy securities of the Company, in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. This announcement and the information contained herein are not for distribution, directly or indirectly, in or into the United States. No public offer of the securities referred to herein is being or will be made in the United States.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RMB10,000,000,000 MEDIUM TERM NOTE PROGRAMME

Arrangers

Bank of China Limited Bank of China (Hong Kong) Limited	China International Capital Corporation Hong Kong Securities Limited	J.P. Morgan Securities (Asia Pacific) Limited	Nomura International plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the RMB10,000,000,000 Medium Term Note Programme (the “Programme”) of China Unicom (Hong Kong) Limited (the “Company”) and any notes to be issued thereunder within 12 months after 3 April 2014 to professional investors only (as defined in the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong)), as described in the offering circular of the Company dated 3 April 2014.

The listing of the Programme is expected to become effective on 7 April 2014.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee
Company Secretary

Hong Kong, 4 April 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive	:	Cheung Wing Lam Linus, Wong Wai Ming,
directors		John Lawson Thornton, Chung Shui Ming Timpson,
Cai Hongbin and Law Fan Chiu Fun Fanny